

16021452



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cion Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng, VP - Regulatory Compliance Officer 212-418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

STATEMENT OF FINANCIAL CONDITION

CĪON Securities, LLC
(A wholly-owned subsidiary of ICON Capital, LLC)
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CION Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Douglas S. Crossman, CEO

Title

JASON NG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NG6320358
Qualified in New York County
Commission Expires March 02, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CĪON Securities, LLC
(A wholly-owned subsidiary of ICON Capital, LLC)

Statement of Financial Condition

Year Ended December 31, 2015

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
CĪON Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of CĪON Securities, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CĪON Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 26, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

CĪON Securities, LLC
(A wholly-owned subsidiary of ICON Capital, LLC)

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	610,604
Prepaid expenses		64,676
Due from affiliates		117,471
Total assets	$	792,751
Liabilities and member's equity		
Accrued expenses	$	15,890
Due to ICON Capital, LLC		154,964
Total liabilities		170,854
Member's equity:		
Member's contributions		22,642,100
Accumulated deficit		(22,020,203)
Total member's equity		621,897
Total liabilities and member's equity	$	792,751

See accompanying notes to Statement of Financial Condition.

CĪON Securities, LLC
(A wholly-owned subsidiary of ICON Capital, LLC)

Notes to Statement of Financial Condition

December 31, 2015

1. Organization

CĪON Securities, LLC (formerly, ICON Securities, LLC), or the Company, is a Delaware limited liability company and is a wholly-owned subsidiary of ICON Capital, LLC, or Capital. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to manage the sale of interests in alternative investments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. Management of the Company has evaluated all subsequent events through February 26, 2016, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at times may exceed insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company receives dealer-manager fees in connection with the offering of alternative investments. During the year ended December 31, 2015, dealer-manager fees were earned from the sale of shares of common stock of CĪON Investment Corporation, or the Fund, an affiliated entity. The amount of dealer-manager fees, typically 3% of the gross proceeds from the sales of shares of the Fund, is determined in accordance with the Fund's governance documentation. A portion of these dealer-manager fees may be paid, as a marketing reallowance, to third party broker-dealers that actively assist in marketing efforts to reimburse them for permissible marketing expenses. The amount of this marketing reallowance will vary depending upon

2. Summary of Significant Accounting Policies (continued)

separately negotiated agreements with each broker-dealer. This marketing reallowance can total up to 1.5% of the offering proceeds of the shares sold. Revenue and fees are recognized when an investor's subscription agreement is accepted by the Fund.

Due from affiliates on the Statement of Financial Condition consists of fees recognized by not yet received.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

During the year ended December 31, 2015, the Company earned all of its revenue from the sale of shares of common stock of the Fund. Concentrations of risk with respect to receivables are limited to the receivables included in Due from affiliates of which 91% were due from the Fund as of December 31, 2015.

3. Related Parties

Pursuant to an expense-sharing agreement, Capital pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense-sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. As of December 31, 2015, amounts Due to ICON Capital, LLC represent expenses incurred by, but not yet reimbursed to, Capital.

Capital increased its investment in the Company by $2,674,000 through contributions made at various times during the year ended December 31, 2015. The increase was made through direct cash contributions by Capital.

4. Income Taxes

The Company is a disregarded entity for tax purposes. As a result, the Company has no standalone income tax reporting requirement. The operating results of the Company are included in the consolidated federal and state partnership income tax returns of its ultimate parent, ICON Investment Group, LLC. The ultimate parent files an unincorporated business tax return in New York City. The Company records a tax provision in its financial statements for the portion of tax liability or benefit that it contributes to the NYC unincorporated business tax return of the ultimate parent. The tax benefit recorded for the year ended December 31, 2015 is presented within Due to ICON Capital, LLC on the accompanying Statement of Financial Condition.

As of December 31, 2015, the Company's tax years for 2012, 2013 and 2014 are subject to examination by U.S. federal, state and local tax authorities.

As of December 31, 2015, the Company did not have any uncertain tax positions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.39 to 1. At December 31, 2015, the Company had net capital of $439,750, which was $428,360 in excess of its required minimum net capital of $11,390.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.